UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K [ ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended: September 30, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

UAN Cultural & Creative Co., Ltd.

Former name if applicable:

N/A

Address of principal executive office (Street and number):

1021 Hill Street, Suite 200

City, State and Zip Code:

Three Rivers, Michigan 49093

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2011 because certain financial and other information necessary to complete the Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense. The Registrant undertakes to file the Form 10-Q within the five-day extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Parashar Patel	(586) 530-5605
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]Yes [  ]No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting net income from operations of approximately $126,000 on revenues of approximately $760,000 for the three months ended September 30, 2011, as compared to a net loss from operations of approximately $143,000 on revenues of approximately $25,000 for the corresponding prior year period. The Registrant anticipates recording a provision for income taxes of approximately $55,000, and net income of approximately $73,000, for the three months ended September 30, 2011. The Registrant did not record a provision for income taxes for the three months ended September 30, 2010.

The Registrant anticipates reporting net income from operations of approximately $380,000 on revenues of approximately $1,834,000 for the nine months ended September 30, 2011, as compared to a net loss from operations of approximately $171,000 on revenues of approximately $25,000 for the corresponding prior year period. The Registrant anticipates recording a provision for income taxes of approximately $125,000, and net income of approximately $256,000, for the nine months ended September 30, 2011. The Registrant did not record a provision for income taxes for the nine months ended September 30, 2010.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-Q to be filed.

UAN Cultural & Creative Co., Ltd.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2011	By:	/s/ Parashar Patel
Parashar Patel
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).